UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09058455

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downer & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street, 11th Floor
_____
(No. and Street)

Boston   MA   02109
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur G. Gottlieb   617-482-6200
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wallace Niedzwiecki
_____
(Name – *if individual, state last, first, middle name*)

84 Andrew Lane   Holliston   MA   01746
(Address)   (State)   (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Arthur G. Gottlieb__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Downer & Company, LLC__ , as of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Managing Director__
Title

_____
Notary Public   Aug. 20, 2015

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Arthur Gottlieb, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Downer & Company, LLC, as of December 31, 2008, is true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Arthur Gottlieb
Director

Notary Public   Aug. 20, 2015

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

AUDITED STATEMENT OF FINANCIAL CONDITION

DATE--DECEMBER 31, 2008

DOWNER & COMPANY, LLC
(Name of Respondent)

60 State Street, Boston, Massachusetts 02109
(Address of Principal Executive Office)

Arthur Gottlieb
Managing Director
Downer & Company, LLC
60 State Street
Boston, Massachusetts   02109
(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)

TABLE OF CONTENTS

Wallace Niedzwiecki

Certified Public Accountant
84 Andrew Lane, Holliston, MA 01746
(508) 429-1919
wncpa@mindspring.com

REPORT OF INDEPENDENT AUDITOR

The Partners of Downer & Company, LLC
Downer & Company, LLC

I have audited the accompanying statement of financial condition of Downer & Company, LLC as of December 31, 2008 and 2007. This statement of financial condition is the responsibility of the Company's management. My responsibility is to express an opinion on this statement of financial condition based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. I believe that my audit of the statement of financial condition provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Downer & Company, LLC at December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

February 24, 2009

Wallace Niedzwiecki

DOWNER & COMPANY, LLC
STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2008 AND 2007

ASSETS

		2,008		2,007
CURRENT ASSETS				
Cash and cash equivalents	$	1,560,532	$	789,312
Accounts receivable		3,143,531		3,008,108
Employee advances		1,800		
Prepaid expenses		82,283		45,629
TOTAL CURRENT ASSETS	$	4,788,146	$	3,843,049
PROPERTY and EQUIPMENT - at cost				
Office equipment	$	336,295	$	333,972
Leasehold improvements		95,230		97,657
Computer		303,664		301,097
Total		735,189		732,726
Less accumulated depreciation		(602,425)		(580,653)
NET PROPERTY and EQUIPMENT	$	132,764	$	152,073
OTHER ASSETS				
Investments		49,462		49,462
Deposits		131,187		132,518
TOTAL OTHER ASSETS		180,649		181,980
TOTAL ASSETS	$	5,101,559	$	4,177,102

LIABILITIES & PARTNERS' EQUITY

CURRENT LIABILITIES				
Accounts payable	$	15,470	$	135,890
Accrued expenses		11,702		36,698
Accrued payroll and vacation obligation		136,097		227,486
Payroll withholdings & taxes		47,533		146,783
TOTAL CURRENT LIABILITIES	$	210,802	$	546,857
TOTAL LIABILITIES		210,802		546,857
PARTNERS' EQUITY	$	4,890,757	$	3,630,245
TOTAL LIABILITIES & PARTNERS' EQUITY	$	5,101,559	$	4,177,102

The accompanying notes and accountant's report should be read with these financial statements.

DOWNER & COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDING DECEMBER 31, 2008 AND 2007

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

ORGANIZATION - DOWNER & COMPANY, LLC
Downer and Company was formed as a partnership on February 1,1984. On December 27, 1996 the partnership became a limited liability company under the name of Downer & Company, LLC. The Company offers investment banking services to corporate clients to assist with the implementation of corporate development programs of acquisition, merger, divestiture, and joint venture.

ACCOUNTING METHOD
For tax purposes, the Company reports income and expenses using the cash basis method of accounting. For financial reporting purposes, the Company uses the accrual basis of accounting.

INCOME TAXES
No provision for income taxes is shown in the financial statements because the Company is a limited liability company. As such, taxable income or loss passes directly to the partners.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is provided over the estimated useful life of of the related asset, principally on the straight-line method. Office equipment, leasehold improvements, and computers were disposed of during 2008 and 2007 and no gain was realized.

PENSION PLAN
In 2002, the Company established a revised defined contribution standard 401(k) profit sharing plan as its only pension plan. The new plan continues to cover substantially all of the Company's US based employees by adopting the profit sharing and 401(k) provisions of the Company's existing plans while terminating the money purchase plan effective February 28, 2002.

Under the old and the new plans, profit-sharing contributions were made at the discretion of the Company. For the years ended December 31, 2008 and 2007, there were profit-sharing expenses paid of $ -0- and $ 285,702 respectively. Under the new plan, the Company chose to continue to match an employee's contribution to the 401(K) plan at the same rate (as in prior years) of $.56 2/3 per dollar contributed up to 6% of the employee's W-2 wages. For the years ended December 31, 2008 and 2007, the amounts of 401 (k) matching contribution expenses were $ -0- and $11,905 respectively.

CASH AND CASH EQUIVALENTS
Cash equivalents are carried at cost which approximates fair value. Cash equivalents are highly liquid financial instruments with an original maturity of three months or less.

ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CURRENCY TRANSLATION

Transactions undertaken in foreign currencies are translated into US dollars at approximate exchange rates prevailing at the time the transactions occurred.

2. ACCOUNTS RECEIVABLE

On December 31, 2008 and 2007, accounts receivable consisted of $ 3,143,531 and $ 3,008,108. The company uses the direct write off method of accounting for bad debts. There were no amounts written off in 2008 or 2007 against income. Since December 31, 2007, the Company was involved in a lawsuit with a client to collect an amount of $ 1,552,000. Management cannot predict the outcome of the lawsuit and believes that losses, if any, resulting from these matters would not have a material effect on the financial position of the company.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $14,053. At December 31, 2008, the Company's net capital was $ 1,325,926.

4. LEASE OBLIGATIONS

The company signed a lease on 2-4-04 for a new office location in Boston beginning 8-1-04 and expiring on 7/31/09. The basic rent was $17,500 monthly for 5 months, $17,793 monthly for five months, with increases to $25,700 monthly for thirteen months, and $27,535 monthly for 42 months. Additional expenses for maintenance and taxes are due during the life of the lease.

The company signed a lease for a new office in Paris effective March 2007 and expiring in 36 months. The basic rent is $47,355 per quarter payable on the first of each quarter.

The minimum annual rental commitments under the Company's operating leases for offices is as follows:

	Boston	Paris	Frankfurt
2009	192,745	185,791	78,684
2010		193,575	78,684
2011		48,721	

5. INVESTMENTS

The Company has made a number of investments in private securities for which there is no market. The value of investments as at December 31, 2008 and 2007 is:

	2,008	2,007
J & R Founders Fund	49,462	49,462

- 4 -

DOWNER & COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDING DECEMBER 31, 2008 AND 2007

6. *INSURED CASH*

The Company maintains its cash balances at various banks and financial services companies. Accounts at the banks are insured by the Federal Deposit Insurance Corporation up to $250,000. Accounts at the financial services company are insured by the Securities Investor Protection Corporation up to $500,000. A summary of the total insured and uninsured balances is as follows:

December 31,	2,008	2,007
Total cash	1,560,532	789,312
Portion insured	675,618	410,254
Uninsured balance	884,914	379,058

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DOWNER & COMPANY, LLC

CASH	$	1,560,532
LESS: TOTAL LIABILITIES		
(AGGREGATE INDEBTEDNESS)		
ACCOUNTS PAYABLE		15,470
ACCRUED EXPENSES ANDPAYROLL		147,799
PAYROLL WITHHOLDINGS & TAXES		47,533
HAIRCUT ON FOREIGN CURRENCY		23,804
	$	234,606
ALLOWABLE NET CAPITAL	$	1,325,926
NET CAPITAL REQUIREMENT	$	14,053
EXCESS CAPITAL	$	1,311,873

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DOWNER & COMPANY, LLC

The Company is not required to maintain a "Special Reserve Bank Account
for the Exclusive Benefit of Customers," as it is exempt from Rule 15c3-3
under the provisions of paragraph (k) of that Rule at December 31, 2008

STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DOWNER & COMPANY, LLC

The computation of net capital under Rule 15c3-1 included in this
audited report reflects net capital of $ 1,325,926. The computation
included in the Company's corresponding unaudited Form X-17a-5, Part IIA
filing as of December 31, 2008, and its reconciliation to the audited
report, is as follows:

(1) Company's unaudited computation of net capital	$	1,325,926
(2) Increase in current liabilities	$	0
(3) Company's audited computation of net capital	$	1,325,926

END